PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Unaudited)

For the three months ended

September 30, 2009

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	September 30, 2009 (Unaudited)	June 30, 2009 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 168,723	$ 248,572
Short-term investments (Note 3)	1,074,925	1,255,956
Marketable securities (Note 4)	41,816	34,875
Amounts receivable	5,935	4,395
Prepaid expenses	30,036	21,916
	1,321,435	1,565,714

Equipment (Note 5)	35,977	38,839
Oil and gas properties (Note 7)	389,815	361,437

	$ 1,747,227	$ 1,965,990

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 43,232	$ 72,092

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	$ 14,760,161	$ 14,760,161
Contributed surplus (Note 8)	858,785	805,151
Deficit	(13,914,951)	(13,671,414)
	1,703,995	1,893,898

	$ 1,747,227	$ 1,965,990

Nature of operations (Note 1)

Commitments (Note 9)

         Approved by the Board of Directors:

“David Hottman”	“Mark Brown”
David Hottman, Director	Mark Brown, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three months ended September 30,

 (stated in Canadian dollars)

(Unaudited – prepared by management)

	2009	2008

Expenses
Accounting and audit	$ 5,250	$ 10,727
Amortization	3,717	6,796
Bank charges and interest	526	2,408
Consulting and management fees	24,750	24,702
Director fees	7,833	-
Foreign asset tax	-	342
Foreign exchange	8,240	1,626
Investor relations	3,784	73,551
Legal	12,422	34,462
Office and miscellaneous	23,767	41,341
Rent	25,384	16,606
Project investigation	33,487	38,485
Salaries and benefits	46,576	267,828
Stock-based compensation (Note 8)	53,634	1,800
Travel	4,121	28,103
Transfer agent and filing fees	752	726
Valuation allowance for foreign value added tax credit (IVA)	-	1,673

	254,243	529,647

Other Items
Interest income	(3,765)	(24,968)
Write-off of unproven mineral rights	-	3,438
Unrealized gain on marketable securities (Note 4)	(6,941)	-
	(10,706)	(21,530)

Net loss for the period	$ (243,537)	$ (529,647)

Loss per share (Note 2)	$ (0.01)	$ (0.02)

Weighted average number of common shares outstanding	29,651,539	29,651,539

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

 (stated in Canadian dollars)

	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders Equity

Balance at June 30, 2007 (Audited)	21,759,539	9,823,918	59,800	636,998	(4,016,745)	6,503,971
Share issues:
Private placement	7,887,000	5,126,550	(59,800)	-	-	5,066,750
Exercise of options	5,000	2,600	-	-	-	2,600
Fair market value of stock options exercised	-	1,402	-	(1,402)	-	-
Stock based compensation	-	-	-	147,744	-	147,744
Finders fees	-	(151,997)	-	-	-	(151,997)
Share issue costs	-	(42,312)	-	-	-	(42,312)
Net loss and comprehensive income	-	-	-	-	(3,288,433)	(3,288,433)

Balance June 30, 2008 (Audited)	29,651,539	14,760,161	-	783,340	(7,305,178)	8,238,323
Share issues:
Stock based compensation	-	-	-	21,811	-	21,811
Net loss and comprehensive income	-	-	-	-	(6,366,236)	(6,366,236)

Balance June 30, 2009 (Audited)	29,651,539	$ 14,760,161	$ -	$ 805,151	$ (13,671,414)	$ 1,893,898
Share issues:
Stock-based compensation	-	-	-	53,634	-	53,634
Net loss and comprehensive income	-	-	-	-	(243,537)	(243,537)

Balance, September 30, 2009 (Unaudited)	29,651,539	14,760,161	-	858,785	(13,914,951)	1,703,995

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30,

(stated in Canadian dollars)

(Unaudited – prepared by management)

	2009	2008

Cash provided by (used for):
Operating Activities
Net loss for the period	$ (243,537)	$ (529,647)
Items not involving cash:
Stock-based compensation	53,634	1,800
Amortization	3,717	6,796
Unrealized gain on marketable securities	(6,941)	-

	(193,127)	(521,051)

Changes in non-cash working capital:
Amounts receivable	(1,540)	100,602
Prepaid expenses	(8,120)	66,733
Accounts payable and accrued liabilities	(28,860)	129,686

	(231,647)	(224,030)

Investing Activities
Purchase of equipment and software	(855)	-
Short-term investments	181,031	490,934
Expenditures on unproven mineral rights	-	(220,507)
Expenditures on oil and gas properties	(28,378)	-

	151,798	270,427

Net increase (decrease) in cash and cash equivalents	(79,849)	46,397
Cash and cash equivalents – beginning of period	248,572	187,551

Cash and cash equivalents– end of period	$ 168,723	$ 233,948

Supplementary disclosure of non-cash Investing and Financing Activities:
Deferred expenditures on unproven mineral rights included in accounts payable	$ -	$ 114,812

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the years ended June 30, 2008 and 2009 (audited), and the three months ended September 30, 2009 (unaudited)

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden Snow, Fish and CPG (USA)	Total

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782
Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
Property write offs	-	(1,414,474)	-	-	(368,330)	-	(1,782,804)
						-
Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	53,853	2,087	37,481	-	-	30,677	124,098
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	32,958	22,934	4,215	4,136	105,619
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	80,010	18,281	70,610	22,934	4,215	35,006	231,056
Gain (loss) on sale of properties	(99,127)	-	-	-	-	(41,104)	(140,231)
Property write-offs	(4,102,710)	(183,767)	(679,343)	(92,483)	(4,215)	6,098	(5,056,420)

Total as at June 30, 2009	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Total expenditures	-	-	-	-	-	-	-
Property write-offs	-	-	-	-	-	-	-

Total as at September 30, 2009	$ -	$ -	$ -	$ -	$ -	$ -	$ -

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Mexico, and the exploration of oil and gas in Central Alberta, Canada. The Company has not yet determined if any of these rights contain economic mineral reserves, oil or gas reserves, and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. To date, the Company has not earned significant revenues and has an accumulated operation deficit of $13,914,951.

Current economic conditions have limited the Company’s ability to access financing through equity markets and this has created significant uncertainty as to the Company’s ability to fund ongoing operations for the next operating period. In a response to conserve capital the Company has significantly curtailed operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 14.

References to the Company are inclusive of the Canadian parent company, its wholly owned U.S. subsidiary, Portal Resources US Inc., and its formerly owned subsidiary Portal del Oro S.A.  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2009 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2009.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of July 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended June 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquisition, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2012.

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

3.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

4.

MARKETABLE SECURITIES

On May 29, 2009 Portal Resources Inc. acquired 150,000 shares of Pengram Corporation (“Pengram”) in return of assigning all of its interest in an option agreement.  At September 30, 2009, the fair value of the Pengram shares was $41,816 (June 30, 2009 - $ 34,875). Consequently, Portal recorded an unrealized gain of $6,941.

5.

EQUIPMENT AND SOFTWARE

	September 30, 2009			June 30, 2008

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 17,458	$ 14,256	$ 3,202	$ 16,603	$ 13,815	$ 2,788
Computer software	20,854	20,603	251	20,854	20,553	301
Furniture & fixtures	5,655	2,957	2,698	5,655	2,717	2,938
Vehicles	25,896	5,827	20,069	25,896	3,884	22,012
Field equipment	20,867	11,110	9,757	20,867	10,067	10,800
	$ 90,730	$ 54,753	$ 35,977	$ 89,875	$ 51,036	$ 38,839

6.

UNPROVEN MINERAL RIGHTS

Argentina

As at May 14, 2009, the Company held a subsidiary and mineral properties in Argentina. During the most recent completed fiscal year the Company after reviewing work done on the properties, concluded that the potential did not justify further work and renounced the mining rights held under the projects. As such the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold.

United States

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange of 150,000 shares of Pengram’s common stock. The Company has no further commitments on the Nevada properties.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Central Alberta, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008 the Company signed a Joint Venture Agreement to participate for a 15% interest in the exploration, exploitation and production of petroleum and natural gas relating to lands located in Central Alberta. In December of 2008 the agreement was modified to allow the Company to participate to a 20% interest. During the quarter the Company increased its interest in the Joint Venture to 22% interest.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations payable to the Bigwave Ltd partnership.

As at September 30, 2009 the Company contributed a total of $371,815 to the Operator (Bigwave).

On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreeing to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in Central Alberta.

The area of interest covered by the agreement is 72 square miles and the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced.

The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

As at September 30, 2009 the Company contributed a total of $18,000 to the Operator (Bigwave).

Oil and gas expenditures

	Bigwave	Manito	Total

As at July 1, 2008	$ -	$ -	$ -
Oil and Gas expenditures	343,437	18,000	361,437
Total as at June 30, 2009	$ 343,437	$ 18,000	$ 361,437
Oil and Gas expenditures	28,378	-	$ 28,378
Total as at September 30, 2009	$ 371,815	$ 18,000	$ 389,815

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

The exercise price for options granted under the Stock Option Plan is determined by the Board upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.  Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the three months ended September 30, 2009, the Company recognized $53,634 (2008 - $1,800) in stock-based compensation for employees, directors and consultants.

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	2009	2008	2007

Stock compensation	$ 21,811	$ 147,744	$ 340,206

Risk-free interest rate	1.50% - 2.90%	4.00%	3.4% – 4.6%
Expected stock price volatility	121% - 227%	74%	49% - 76%
Expected option life in years	5 years	1 year	3 years
Expected dividend yield	Nil	Nil	Nil

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

Stock-based Compensation, (Continued)

A summary of changes to stock options outstanding is as follows:

	September 30		June 30
	2009		2009
		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	3,688,600	$0.35	2,753,600	$0.54
Granted under plan	-	-	2,132,200	$0.16
Forfeited or cancelled	(675,000)	$0.31	(1,197,200)	$0.44
Outstanding at end of period	3,013,600	$0.30	3,688,600	$0.35

Options vested and exercisable at end of period	2,235,700	$0.36	2,113,900	$0.50

At September 30, 2009, the weighted average remaining life of the outstanding options is 3.54 years (June 30, 2009 – 3.59 years).

Stock options outstanding as at September 30, 2009 are as follows:

Number	Exercise Price	Expiry Date
150,000	$0.86	14-Apr-10
75,000	$0.70	20-Jan-11
766,400	$0.52	5-Dec-11
985,000	$0.20	7-Oct-13
1,037,200	$0.12	8-Jun-14
3,013,600

9.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2010

$64,843

2011

$90,709

2012

$94,961

2013

$65,197

10.

RELATED PARTY TRANSACTIOINS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

10.

RELATED PARTY TRANSACTIOINS, (Continued)

During the three months ended September 30, 2009

a)

$8,661 (2008 - $10,549) was charged to a public company with a director in common with the Company for rent.  As at September 30, 2009, $Nil (June 30, 2009 - $Nil) was receivable from this public company.

b)

$1,575 (2008 - $15,484) was charged to a private company with certain directors in common with the Company for administrative fees. As at September 30, 2009, $1,575 (June 30, 2009 - $Nil) was receivable from this private company.

c)

$1,050 (2008 - $Nil) was charged to a private company with a director in common with the Company for rent.  As at September 30, 2009, $307 (June 30, 2009 - $Nil) was receivable from this private company.

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $767 (2008 - $1,575) for fees and expense. As at September 30, 2009, the Company owed this company an aggregate of $399 (June 30, 2009 - $Nil).

e)

the Company Incurred director fees of $7,833 (2008 - $Nil) to four directors.

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

11.

FINANCIAL INSTRUMENTS, (Continued)

(d)

Interest rate risk, (continued)

in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares and stock options as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

13.      SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	USA	Argentina	Total
Three months ended September 30, 2009
Loss for the period	$ 243,537	$ -	$ -	$ 243,537

Three months ended September 30, 2008
Loss for the period	$ 306,653	$ 5,155	$ 217,839	$ 529,647

As at September 30, 2009
Assets	$ 1,747,227	$ -	$ -	$ 1,747,227

As at June 30, 2009
Assets	$ 1,965,990	$ -	$ -	$ 1,965,990

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to preferred mineral rights.

	Three months ended September 30,		Year ended June 30,
	2009	2008	2009

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ -	$ 5,071,290	$ -
Add oil and gas properties costs under Canadian GAAP	389,815	-	361,437
Less unproven mineral rights costs and oil and gas properties	(389,815)	(5,071,290)	(361,437)
Unproven mineral rights and oil and gas properties costs under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (243,537)	$ (529,647)	$ (6,366,236)
Unproven mineral rights costs expensed under U.S. GAAP	-	(105,965)	4,965,595
Oil and Gas Properties under U.S. GAAP	(28,378)	-	(361,437)

Net loss under U.S. GAAP	$ (271,915)	$ (635,612)	$ (1,762,078)

c) Deficit
Closing deficit under Canadian GAAP	$ (13,914,951)	$ (7,834,825)	$ (13,671,414)
Adjustment to deficit for accumulated unproven mineral rights and
expensed under U.S. GAAP net of income items	(389,815)	(5,071,290)	(361,437)

Closing deficit under U.S. GAAP	$ (14,304,766)	$ (12,906,115)	$ (14,032,851

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$ (231,646)	$ (224,030	$ (1,097,448)
Add net loss following Canadian GAAP	243,537	529,647	6,366,236
Add change in non cash unproven mineral rights expensed U.S. GAAP	-	(114,812)	8,637
Add proceeds on sale of mineral properties	-	-	99,127
Less net loss under U.S. GAAP	(271,915)	(635,342)	(11,693,268)
Less unproven mineral rights costs expensed under Canadian GAAP	-	-	(5,056,420)
Cash applied to operations under U.S. GAAP	$ (260,024)	$ (444,537)	$ (11,373,136)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 151,797	$ 270,427	$ 1,158,469
Less change in non cash unproven mineral rights expensed under U.S. GAAP	-	114,812	(99,127)
Add unproven mineral right costs expensed under U.S. GAAP	-	105,695	261,054
Add oil and gas properties under U.S. GAAP	28,378	-	322,802
Cash applied under U.S. GAAP	$ 180,175	$ 490,934	$ 1,643,198

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three months ended September 30 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2009, 2008 and 2007 or the three months ended September 30, 2009 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	For the three months ended		Year ended
	September 30,		June 30,
	2009	2008	2009
Numerator: Net loss for the period under U.S. GAAP	$(271,915)	$(635,342)	$(1,762,078)

Denominator: Weighted-average number of shares under Canadian and U.S. GAAP	29,651,539	29,651,539	29,651,539

Basic and fully diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.02)	$ (0.06)